Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO LAUNCHES  SECURITISATION FOR €3.6 BILLION

Torino, Milano, 19th March 2007 – Today, Intesa Sanpaolo has launched a securitisation of a portfolio of performing residential mortgages for €3.6 billion through Intesa Sec. 3, as anticipated by the press release issued on 5th March 2007.

This is the first securitisation from Intesa Sanpaolo and the third one considering the previous two RMBS transactions made on the assets of Banca Intesa.

The structuring of the transaction was done by Intesa Sanpaolo as Arranger and the notes are distributed by Caboto, Calyon and Morgan Stanley as Joint Lead Managers and Joint Book Runners, plus Banca IMI acting as Co-Lead Manager.

The terms of the transaction are the following:

Class	Amount	Rating (Moody’s/S&P);	Weighted average life (in years)	Spreads (in bps)
Class A1	€1,275 mln	Aaa/AAA	1.83	Euribor + 7
Class A2	€1,275 mln	Aaa/AAA	4.59	Euribor + 11
Class A3	€947 mln	Aaa/AAA	8.89	Euribor + 14
Class B	€73 mln	Aa2/AA	10.76	Euribor + 20
Class C	€73 mln	Baa2/BBB	10.76	Euribor + 50

All the five classes of Notes are issued at a price equal to 100% of the nominal amount of the Notes and  pay a floating rate coupon equal to the 3-month Euribor rate plus the spreads of 7, 11, 14, 20 and 50 basis points respectively. The notes will be quoted on the Luxembourg Stock Exchange.

The great success of the transaction is evidenced also by a total demand of about €9 billion versus €3.6 billion actually offered.

As a result of such large demand, the final spread levels - mainly with reference to Classes A2 and A3 - have been reduced compared with the initial spread talks.

The Notes have been mostly distributed to European investors mainly in UK (23%), France (18%) and Germany (16%) for a total of 135 institutional investors. A small portion (8%) has been placed in Italy.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com